January 9, 2012

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the fiscal year ended December 31, 2010 Filed March 16, 2011

Form 10-Q for the quarterly period ended September 30, 2011 Filed November 9, 2011

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 9, 2011 with respect to certain items in the above-captioned Form 10-K and Form 10-Q. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below provided in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Risk Factors, page 11

1.	We note that you have acquired several businesses since the end of your last completed fiscal year. We note further that your quarterly reports during fiscal year 2011 do not disclose any changes in your internal control over financial reporting. Please tell us what consideration you gave to including risk factor disclosure specifically addressing the impact that integrating your acquisitions, including ADAM, Inc., has had or may have on your internal control over financial reporting or disclosure controls or procedure in subsequent periods and whether additional risk factor disclosure in this regard is necessary.

The Company believes that its recent risk factors have adequately addressed all recent acquisitions. In this regard, the Company respectfully points out the following risk factor in Item 1A “Risk Factors” of our 2010 Annual Report Form 10-K (the “10-K”):

“Our recent acquisitions of A.D.A.M., E-Z Data, Peak, Facts, ConfirmNet, Acclamation, and Telstra as well as any future acquisitions that we may undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely impact our operating results.

Mr. Stephen Krikorian

January 9, 2012

The acquisitions of A.D.A.M., E-Z Data, Peak, Facts, ConfirmNet, Acclamation, Telstra and other potential future acquisitions, subject the Company to a variety of risks, including risks associated with an inability to efficiently integrate acquired operations, prohibitively higher incremental cost of operations, outdated or incompatible technologies, labor difficulties, or an inability to realize anticipated synergies, whether within anticipated timeframes or at all; one or more of which risks, if realized, could have an adverse impact on our operations. Among the issues related to integration of such acquisitions are:

•	potential incompatibility of business cultures;

•	potential delays in integrating diverse technology platforms;

•	potential difficulties in coordinating geographically separated organizations;

•	potential difficulties in re-training sales forces to market all of our products across all of our intended markets;

•	potential difficulties implementing common internal business systems and processes;

•	potential conflicts in third-party relationships; and

•	potential loss of customers and key employees and the diversion of the attention of management from other ongoing business concerns.”

While we believe that this Risk Factor encompasses the potential risk that such integration may have on the Company’s operations (please see specifically bullet-points two, three, and five), in future filings we will add the following bullet-point to more specifically address the potential impact of acquisitions causing additional internal and disclosure controls over financial reporting:

•	potential additional internal and disclosure controls over financial reporting may become necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 21

2.	Your discussion of results of operations should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your

Mr. Stephen Krikorian

January 9, 2012

company. Tell us what consideration you gave to including an analysis of the qualitative and quantitative changes in these factors during each of the periods presented. For example, we note from your Business section discussion beginning on page 6 that a significant portion of your revenue is primarily derived from transaction fees charged for each data transaction processed. As such, tell us whether the level of data transactions should be discussed and analyzed. In addition, you indicate that revenue growth is a key indicator that management focuses on. Considering the multiple acquisitions consummated in recent years, explain how revenue growth is analyzed by management and how you differentiate between revenue growth from acquisitions and organic revenue growth. Tell us how you determine organic revenue and consider disclosing your definition. Refer to Section III.B.1 of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In regards to the Company’s overall revenue disclosures, we believe that the detail provided at the channel level best captures the performance of the Company. The Company operates in a highly fragmented industry wherein our services are offered in many different kinds of insurance products. The sheer volume of data which would need to be disclosed at an entity or functionality level would result in making the understanding of our business to be rather difficult and vague. As such, the Company believes that the key variables that help define its performance are the revenues determined from each of its four channels. Each of these four channels aptly captures the performance of the Company that is required for a qualitative and quantitative understanding of our business.

Management believes that the quantitative disclosure of its transaction fees is not material for an investor to understand the Company’s performance. Transaction fees are typically charged for services associated with our Exchange Channel only. Transactional revenues within the Exchange Channel consist of both contracts in which clients pay for a preset volume of transactions in a subscription arrangement, and contracts by which clients pay for each transaction as it is processed over our exchanges. Subscription based revenues account for 69% within the Exchange Channel and pure transaction revenues account for only 16% of our revenues from the Exchange Channel and 13% of the Company’s total revenues. Further, these transaction fees are spread over dozens of different activities and products. Management will, however, evaluate whether separately disclosing and quantifying Exchange revenue into subscription and transaction fees would be either material or useful for investors, and if it concludes such, the Company will make the necessary disclosures.

Management believes that it would be extremely difficult, if not impossible, to accurately differentiate between “acquisitive growth” and “organic revenue growth.” A key part of the Company’s growth strategy is to acquire businesses that are complementary to the Company’s existing products and services. The Company’s goal is to provide comprehensive, process based solutions which simplify insurance industry transactions by carrying data from one end to

Mr. Stephen Krikorian

January 9, 2012

another. This requires the company to integrate all key functions like Development, Information Technology, Marketing, Sales, Finance, Administration, Quality Assurance, Product Management, and Operations immediately post-closing, to ensure that the Company can rapidly leverage cross-selling opportunities while also centralizing these key functions. While doing so, the Company’s resources and infrastructure are leveraged to work across multiple functions, products and services making it neither practical nor feasible to accurately and separately track and disclose the specific earnings impact from the business combinations we have executed after they have been acquired. This is a key part of our business strategy that provides high level of efficiency, consistent end-to-end vision for the industry, and differentiates the Company from other businesses. The concept of “acquisitive growth” versus “organic revenue growth” becomes rather obscure given the dynamics and underlying operating principles of Ebix’s acquisition and growth strategy. As a result, any quantification of the two in our filings might result in misleading disclosures. Nevertheless, in the 10-K in Note 4 “Pro Forma Financial Information” to our consolidated financial statements we disclose that after giving full year effect to the business acquisitions completed during 2009 and 2010, pro forma revenues grew $13.4 million, or 11%, from $125.6 million in 2009 to $139.0 million in 2010. The 11% growth could be considered to be “organic” in nature, but the Company purposely has not defined it as such due to various existing methodologies to calculate the same.

3.	Please tell us what consideration you gave to discussing trends, events, and uncertainties of your business, particularly as they relate to your acquisition strategy. It appears that you should describe in greater detail your acquisition and integration strategies and how you believe they will affect your operations, cash flow, liquidity, and dependence on future financing. For example, if an inability to continue your current acquisition strategy would materially impact your financial condition, this should be discussed. Please refer to SEC Release 33-8350 for more guidance.

Although the Company has recently utilized acquisitions to help foster growth, the Company is not reliant on such a strategy and does not believe that an acquisition strategy is critical to its future profitability or liquidity. Management looks at acquisitions as a part of growth strategy but not central to it. We look at making complimentary accretive acquisitions as and when the Company has sufficient liquidity, assured cash flows, and access to financing at attractive interest rates. Accordingly, the Company does not believe that inability to make acquisitions would have any material adverse impact on its financial condition.

The Company’s integration strategies are targeted at improving the efficiency of our business, centralizing key functions, exercising better control over our operations, providing consistent technology, and product vision across functions, entities, and products. Management believes that its highly efficient post-acquisition integration process allows it to rapidly leverage cross selling opportunities and also serves to differentiate it in the market space as a true end-to-end provider of insurance related data processing services. The Company does not believe that its integration efforts have had any adverse impact on its financial condition.

Mr. Stephen Krikorian

January 9, 2012

Results of Operations, page 22

4.	In each of the discussions of the changes in operating revenue and expenses, we note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. For example, you indicate that revenue increased in 2010 as a result of acquisitions and continued organic growth. Tell us what consideration you gave to quantifying each material contributing factor that you identify. In addition, you should strive to avoid prefacing the reference to these sources of changes with the word “principally,” which obscures the ability of the reader to identify the material sources of the change. Also address your results of operations discussion in your Form 10-Q for the quarterly period ended September 30, 2011. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 336835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

As part of our response to this comment, please see the final paragraph of the Company’s response to Comment # 2. Due to the fact that immediately upon the closing of a business acquisition the Company rapidly leverages product cross selling opportunities and also due to the fact that many of the acquired business’s functions are immediately integrated into or consolidated with Ebix’s preexisting operations, it is neither practical nor feasible to accurately and separately track and disclose the specific revenues and earnings impact from the business combinations we have executed after they have been acquired. Consequently, the concept of “acquisitive growth” versus “organic revenue growth” becomes rather obscure given the dynamics and underlying operating principles of Ebix’s acquisition and growth strategy. Nevertheless, in Note 4 “Pro Forma Financial Information” to our consolidated financial statements we disclose that after giving full year effect to the business acquisitions completed during 2009 and 2010 pro forma revenues grew $13.4 million, or 11%, from $125.6 million in 2009 to $139.0 million in 2010. The 11% growth could possibly be considered to be “organic” in nature, but the Company purposely has not defined it as such due to various existing methodologies to calculate same. In our future filings we will expand the discussion in the MD&A section of our reporting to address the comparative quantitative pro forma revenue impacts related to our business acquisitions. As to the discussion of comparative operating expense results, in our future filings, and to the extent material and reasonably possible, we will provide quantifiable information regarding the impact the various sources of expense variations had on overall operating results. Finally, the Company understands the Staff’s position on the use of the word “principally,” and will use such term sparingly, if at all, in future filings.

Mr. Stephen Krikorian

January 9, 2012

Operating Revenue, page 22

5.	We note from your disclosure on page 43 of the notes to consolidated financial statements that international revenue accounted for a significant portion of total revenue in 2010, 2009 and 2008. Tell us the amount by which foreign currency translation impacted the change in revenue in each of the periods presented and what consideration you gave to disclosing the impact.

During each of the years 2010, 2009, and 2008 the change in foreign currency exchange rates increased/(decreased) reported consolidated operating revenues by $4.56 million, or 3.5%, $(1.87) million, or (1.9)%, and $(0.67) million, or (1.6)%, respectfully. The Company has felt that such currency exchange fluctuations information was not material. The Company will, however, to the extent such fluctuations are material, include specific information regarding the impact on operating revenues caused by fluctuations in the exchange rates of foreign currencies in the countries in which we conduct operations.

Income Taxes, page 24

6.	Consider providing disclosures to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and in other countries and the U.S. and international components of income before income taxes. In this regard, we note from your disclosure on page 59 of your notes to financial statements that domestic income before income taxes decreased in 2010 and foreign income before income taxes is disproportionate to the amount of international revenue generated in each of the periods presented. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company’s consolidated effective tax rate is relatively low primarily due to certain foreign tax jurisdictions in which the Company had experienced low effective tax rates during 2010. In particular, our operations in Singapore, wherein the majority of the Company’s intellectual property resided, incurred an effective tax rate of 11.67% due to concessions granted by the local economic development bureau for the benefit of in-country intellectual property owners. Furthermore, our operations in India, that function as a high quality Carnegie Mellon/CMMI5 certified global software and product development base for the Company, incurred only an effective tax rate of 0.36% due to the tax holiday on non-passive income granted through the year 2015 to exporters located in certain designated economic development zones. The Company’s effective tax rates in our remaining other foreign operating units during 2010 were 30.48% in Australia,

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January 9, 2012

35.69% in New Zealand, and 25.99% in Brazil. Domestic United States taxable income, which was subject to a 13.62% effective tax rate, decreased slightly by $801 thousand, or 6%, from 2009 to 2010 due principally to increased intercompany billings for software and product development work performed by our Singapore and Indian subsidiaries. The effective tax rate in the United States is relatively low as a result of various permanent book versus tax differences. The Company will include this expanded disclosure in its future filings.

As to the relationship between foreign income before taxes, as disclosed in Note 9 “Income Taxes” to our consolidated financial statements, and international revenues, as disclosed in Note 16 “Geographic Information” to our consolidated financial statements, we respectfully disagree with the Staff’s characterization of this relationship as being “disproportionate.” In particular the international revenues disclosed in Note 16 are only external customer revenues, in that intercompany revenues (principally associated with software and product development work performed by our foreign subsidiaries) have been eliminated. However, those same intercompany revenues and the corresponding intercompany expenses do impact the determination of taxable income (as disclosed in Note 9) within the jurisdictions in which said revenues are generated and expenses incurred. Specific to this point, over the last decade the Company has centralized its development, quality assurance, and product management operations in India and Singapore. Furthermore, in the year 2010, out of the 913 employees dedicated to supporting the Company’s domestic operations in the United States, 408 employees were based in the United States while an additional 505 employees, or 55%, were based in the Company’s Indian product development operations. To the extent that such disclosure is considered material, the Company will include this expanded disclosure in its future filings.

7.	You indicate that you have realized tax advantages from conducting activities in certain foreign low tax jurisdictions. To the extent that the low foreign tax rates are the result of relief from income taxes only for a specified period, tell us what consideration you gave to disclosing the aggregate dollar and per share effects of the tax holiday and briefly describing the factual circumstances, including the date on which the special tax status will terminate. Also tell us what consideration you gave to disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to any such tax holidays. Refer to SAB Topic 11C and Section III.B.3 of SEC Release 338350.

On page 61 of the 10-K in Note 9 “Income Taxes” to the consolidated financial statements the Company disclosed the fact that our operations in India are benefiting from a tax holiday that will continue through the year 2015, whereby the local taxable income generated by our exporting units therein are not being subjected to corporate income taxes. We will replicate this disclosure in the MD&A section of our future filings. Furthermore, during the year 2010 the aggregate favorable impact of the tax holiday was $11.5 million (as the Company also disclosed on page 61) or $0.30 per diluted. If, in the Staff’s view, including the effect of such tax holiday on each diluted share is preferable, we will also include such

Mr. Stephen Krikorian

January 9, 2012

information in the MD&A section of our future filings. The tax savings computed for the tax holiday in India is based upon the same assertion as applied to all other foreign operations – i.e., that the Indian earnings will be reinvested in the Indian operations to provide necessary funding for continuing operations and future growth. Finally, there are no present uncertainties or risks associated with the tax holiday in India; therefore, we believe discussion of such matters in the Liquidity & Capital Resources portion of MD&A is unnecessary.

Liquidity and Capital Resources, page 27

8.	Tell us what consideration you gave to providing disclosure of the potential impact on liquidity associated with cash held overseas and the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the nature and amount of cash and investments that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries, as well as the tax impact of repatriating the undistributed earnings of foreign subsidiaries. Also consider disclosures related to the extent to which domestic cash inflows will be sufficient to meet your projected cash requirements. We refer you to Item 303(a)(1) of Regulation S-K, Section W of SEC Release 33-8350, and Financial Reporting Codification 501.03.a and 501.06.a. Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

As of December 31, 2010, cash and short-term investments held in our foreign subsidiaries was $19.68 million which represented 66.3% of the Company’s reported consolidated cash and short-term investments. $11.58 million of this amount was held by foreign subsidiaries in countries that have restrictions and tax implications regarding the repatriation of funds which consequently impact the free flow of funds from these foreign subsidiaries. The Company’s practice has been, and continues to be, that the earnings from these foreign subsidiaries is and remains undistributed, will not be repatriated into the United States, and will remain permanently reinvested in those foreign subsidiaries to strategically grow these operating divisions. If such funds were repatriated into the U.S., there would be material income tax consequences. During the year 2010, domestic operating cash inflows within the United States provided from collections of trade receivables amounted to $93.27 million, which was sufficient to satisfy the Company’s working capital, investment, capital expenditure, and financing cash requirements for our domestic operations in the United States. As such we have not considered disclosures related to the inflow of cash from foreign subsidiaries; however, if the need for such cash inflow should arise, we will provide the necessary detailed disclosures. In the future we will specifically disclose the liquidity status of our U.S. operations without providing quantitative details, as we consider the latter to be proprietary information.

Mr. Stephen Krikorian

January 9, 2012

Financial Statements

Notes to Consolidated Financial Statements Note 9: Income Taxes, page 59

9.	Tell us and disclose the foreign tax jurisdictions that have the low effective tax rates. Explain why the current foreign taxes as compared to foreign income before taxes are below 1% in 2010. In this regard, your disclosures, including MD&A, should clearly identify the factors that cause the low effective income tax rate.

The Company respectively disagrees with the Staff in regards to the effective tax rate for our foreign operations being below 1%. Current foreign taxes in the amount of $1.40 million were 3.07% of the $45.96 million of foreign income before taxes in 2010, and net of $0.43 million of deferred tax benefits; foreign taxes were 2.13% of foreign income before taxes. Furthermore, the foreign tax jurisdictions in which the Company had relatively low effective tax rates during 2010 principally were Singapore, with an effective tax rate of 11.67% due to concessions granted to intellectual property owners by the local economic development bureau, and India, with an effective tax rate of 0.36% due to the tax holiday granted through the year 2015 to exporters located in certain designated economic development zones. The Company will include this expanded disclosure in its future filings.

10.	We note from your disclosure on page 33 of your discussion of application of critical accounting policies that you have not provided deferred U.S. taxes on unremitted foreign earnings because they are considered to be permanently re-invested. Tell us what consideration you gave to including the disclosures pursuant to ASC 740-30-50-2.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries because the earnings from these foreign subsidiaries will remain permanently reinvested in those subsidiaries to fund the ongoing operations and growth of these foreign divisions. The amount of such unrecognized deferred tax liability as of December 31, 2010, would have been approximately $32.7 million. The Company will include this disclosure in its future filings.

11.	You indicate that you are no longer subject to U.S. federal and state tax examination for years before 2006. Tell us what consideration you gave to also including a description of the tax years that remain subject to examination by major tax jurisdictions outside the U.S. pursuant to ASC paragraph 740-10-50-15.e.

As of December 31, 2010, the tax years that remain open and possibly subject to examination by the tax authorities in foreign jurisdictions in which the Company conducts operations are Australia (2004 to 2010), Singapore and Brazil (2006 to 2010), New Zealand (2007 to 2010), and India (2008 to 2010). The Company will include this disclosure in its future filings.

Mr. Stephen Krikorian

January 9, 2012

Note 16: Geographic Information, page 64

12.	Tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to the individual countries. In addition, tell us how you consider disclosing revenue and long-lived assets from individual countries or identify those that have significant revenue, instead of grouping them. For example, you present revenues for the “Americas,” however, a reader cannot identify the countries that are included within this caption nor can they identify whether any one of the countries is disproportionally significant. Your disclosure should, at minimum, separately present revenue and long-lived assets attributable to your home country. Refer to ASC 280-1050-41.

We believe that the separation of revenues and long-lived assets into “American” hemisphere countries has not been necessary as the vast majority of our revenue and long-lived assets came from the United States and the Company only commenced its “Latin American” operations in 2010. In future filings, however, the Company will include the following expanded disclosure concerning the Company’s geographic operations (the below dollar amounts representing numbers for 2010, denominated in thousands)

	United States	Latin America	Australia	Other Asia Pacific Countries	Total
External Revenues	$94,424	$4,874	$27,253	$5,637	$132,188
Long-lived Assets	$134,731	$372	$7,376	$121,843	$242,518

Controls and Procedures

Disclosure Controls and Procedures, page 66

13.	Please tell us whether the principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Securities Exchange Act of 1934. In this regard, your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported timely. This disclosure does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your officers to allow timely decisions regarding required disclosure. Please tell us whether your disclosure controls and procedures are also effective with respect to the foregoing requirement. Confirm that you will either include the entire definition from Rule 13a-15(e) or state that your evaluation and conclusions concerned controls and procedures that are defined as those in Rule 13a-15(e). Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

On September 30, 2010, our principal executive and financial officers concluded that the Company’s disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Securities Exchange Act of

Mr. Stephen Krikorian

January 9, 2012

1934. All information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to all relevant officers to allow timely decisions regarding required disclosures. We believe that our final sentence in the paragraph under the heading “Disclosure Controls and Procedures” on page 66 reflects the foregoing requirement; however, we will clarify our future filings to reflect that information required to be disclosed by the Company in our filings or submissions under the Exchange Act is accumulated and communicated to our officers to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting, page 66

14.	Your conclusion as to the effectiveness of internal control over financial reporting appears to be limited to ensuring “among other things, that the information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported accurately.” Revise to provide your conclusion of the effectiveness of your internal control over financial reporting without this limitation. Refer to Rule 13a-15(f) of the Exchange Act.

We do not believe that the language in our conclusion limits the effectiveness of our internal controls to ensuring “among other things, that the information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported accurately;” however, in future filings and required disclosures, we will revise such language to remove all qualifications that would cause one to interpret that the effectiveness of our internal controls is subject to any such limitations.

Executive Compensation, page 72 General

15.	Please advise us why members of your senior management team, as identified on your website, other than your chief executive and financial officers, are not named executive officers pursuant to Item 402(a)(3) of Regulation S-K. Please refer to Rule 405 of Regulation C for the definition of an “executive officer.” Your response should specifically address how you determined that members of your senior management whose total compensation exceeds $100,000 do not fall within the persons covered.

Of our employees whose compensation exceeded $100,000, only the Chief Executive Officer and the Chief Financial Officer had true policy making functions in regards to the Company or its subsidiaries. Of our senior vice presidents and vice presidents, not one person had absolute authority over a principal business unit, division, or function of the Company. As such, the Company has concluded that only the Chief Executive Officer and Chief Financial Officer meet the definition of “executive officer” under Rule 405, and thus disclosure under Item 402(a)(3) of Regulation S-K was not necessary. The Company reviews this disclosure item each year, and to the extent our operational structure changes in the future, additional executive officers may fall under the definition set forth in Rule 405 and will be included as named officers.

Mr. Stephen Krikorian

January 9, 2012

Short-Term Incentives, page 73

16.	Please provide us a description of the “greater responsibility” that your CEO and CFO gained in 2010 that led to their increased compensation, as described on page 74.

The increased compensation reflected the increased expanse of the Company in 2010 as compared to 2009 and the resultant increased responsibilities that the CEO and CFO had in 2010 as compared to 2009. In the year 2010, the Company made a number of acquisitions in Brazil and the United States, in addition to growing its employee base 23% across the world. The Company also successfully negotiated the acquisition of a publicly traded Company “ADAM”. In addition, the Company grew its operating income by 34% to $52.5 million and its operating cash flows by 56% year-over-year to $52.8 million. During the year, the Company also reduced its debt by $18.12 million or 34%.

17.	It appears that you have not provided quantitative disclosure regarding the specific performance targets used in your annual cash incentive plan, as described on page 73. In addition, you include as an element of the plan “other specific performance criteria.” Your discussion should specifically identify all material elements of the plan used to determine cash awards and should provide an analysis of how the specific amounts awarded were determined based on those elements. Please refer to Item 402(b)(1)(v) and (b)(2)(v) — (vii) of Regulation S-K for guidance.

The annual cash incentive plan as described on page 73 of the 10-K is linked to metrics that help improve the Company’s overall productivity (both qualitatively as well as quantitatively), measured in terms of revenue growth, net earnings, earnings per share, operating cash flows, operating margins, effective controls, and senior management retention. In line with these metrics, the Board of Directors of the Company linked $800,000 of the CEO’s cash incentive to annual diluted EPS of at least $1.00 and operating margins of at least 30%. The Board also decided to link $500,000 of cash incentives to year-over-year revenue growth of 15% or more, year-over-year operating cash flow growth of 15% or more, and other qualitative factors such as senior management retention. With the CEO having met and exceeded all these measures by a substantial margin (2010 year over year cash flow growth was 56%, year-over-year revenue growth was 35%, the Company had an almost 100% senior management retention rate), the Board unanimously decided to sanction a one-time cash incentive payment of $300,000 to the CEO.

Likewise, the CFO’s cash incentive plan, adding up to 29% of his base salary, was linked substantively to effective controls, cost management, and operating margins of at least 30%. The CFO was entitled to a cash incentive plan between 0 to 50% of his base salary, based on year-over-year cash flow growth, year-over-year operating income growth, and the

Mr. Stephen Krikorian

January 9, 2012

retention and growth of key personnel within the finance team. With the CFO and the Company having exceeded all the financial metrics defined by the Board, and the CFO having fared extremely well on other qualitative metrics, the CFO was approved a total cash incentive of 56% of his base salary adding up to $81,564.

Though not truly quantified, the Company believes that its description on pages 73 and 74 provides an adequate analysis of how specific amounts were awarded based on material elements of our cash incentive plan. In future filings we will look to augment our disclosures to include information in the above two paragraphs and to include additional or different factors to the extent applicable.

Summary Compensation Table, page 80

18.	It appears that you have included in the Bonus column of the summary compensation table cash awarded pursuant to a non-equity incentive plan, as defined in Item 402(a)(6) of Regulation S-K. Accordingly, it appears that the amounts of such performance-based incentive cash bonuses should be included in the Non-Equity Incentive Plan Compensation column instead of in the Bonus column, and that the Grants of Plan-Based Awards table should reflect your performance-based cash incentive bonus plan. Please confirm that you will revise your disclosure accordingly in future filings, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your two named executive officers. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.govidivisions/comfin/guidance/regs-kintem.htm.

While the Company provided all of the necessary disclosures, we recognize that we inadvertently made certain errors in the placing of such disclosures in the proper columns pursuant to Item 402(a)(6) of Regulation S-K. The Company will revise such disclosures accordingly in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies Accounts Receivable and the Allowance for Doubtful Accounts Receivable, page 11

19.	We note that you disclose a balance for unbilled receivables as of September 30, 2011. Explain the nature of this receivable and indicate why the amounts have not been billed. Also, explain why no such balances have been previously disclosed.

The unbilled receivables pertain to certain professional service engagements and short term development projects for which the timing of billing is tied to contractual milestones. This procedure is not abnormal for the Company’s business.

Mr. Stephen Krikorian

January 9, 2012

The Company typically adheres to such contractually stated performance milestones and accordingly issues billings to customers on a timely basis as per contract billing schedules. Previously, at December 31, 2010, such unbilled receivables only amounted to $2.4 million representing 9% of recorded trade receivables, which the Company did not consider material for disclosure purposes.

Exhibits 31.1 and 31.2

20.	Revise to include Section 302 certifications from your principal executive officer and principal financial officer that include the exact language pursuant to Item 601(b)(31)(i) of Regulation S-K. Please amend your Form 10-Qs for the quarterly periods ended March 31, 2011 and June 30, 2011, accordingly.

We have filed amended 10-Qs for the requested periods to include new Exhibits 31 with the necessary language for the Section 302 certifications from our principal executive officer and principal financial officer.

Exhibits 32.1 and 32.2

21.	Revise to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report. Please amend your Form 10-Qs for the quarterly periods ended March 31, 2011 and June 30, 2011, accordingly.

We have filed amended 10-Qs for the requested periods to include new Exhibits 32 with the necessary language for the Section 906 certifications from our principal executive officer and principal financial officer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina Chairman of the Board, President and
Chief Executive Officer

cc: Robert F. Kerris